

June 20, 2011

VIA E-mail
Randal J. Rabe
Executive Vice President and Chief Financial Officer
United Bancorp, Inc.
2723 South State Street.
Ann Arbor, MI 48104

>   **Re: United Bancorp, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 0-16640**

Dear Mr. Rabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of financial Condition and Results of Operations

Credit Quality, page A-11

1. We note from the tables presented that you restructure loans. Please tell us and revise your future filings to address the following:

    •   Discuss how you identify loans to be restructured;

- Disclose if you have any non-performing restructured loans and quantify those that are accrual or nonaccrual status;

- Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable);

- Tell us and disclose your policy (in your financial statements) regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

Results of Operations

Earnings Summary and Key ratios, page A-16

2. We note your presentation of pre-tax, pre-provision (a) income and (b) return on average assets here and throughout MD&A. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in future filings, please revise future filings to: (a) Clearly label these financial measures as non-GAAP each time they are presented; and (b) Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Note 5 – Allowance for loan Losses , page A-42

3. Please tell us and revise your disclosures in future filings to disclose the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a)(2)

4. We noted on page A-35 that in the fourth quarter of 2009 you changed your allowance for loan loss methodology to consider loan charge-offs over the most recent eight quarters. Please tell us and revise future filings to disclose the rationale for the change and quantification of the impact on the provision for loan losses. Refer to ASC 310-10-50-11B(a)(3) & (d).

5. Please tell us and revise your future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

6. Please tell us and revise your future filings to disclose your policy for recording payments received on nonaccrual financing receivables and your policy for resuming accrual of interest. Refer to ASC 310-10-50-6(b) & (c).

7. Please tell us and revise future filings to provide disclosures related to impaired loans by class of financing receivable as required by ASC 310-10-50-14 and 15. It appears that these disclosures are provided by loan segment in the periods presented.

Note 13-Federal Income Tax

8. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Please provide detailed disclosure of both the positive and negative evidence used to support your decision under ASC Subtopic 740-10-30-21 and 22. Also, we emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years is a significant piece of objective negative evidence that is difficult to overcome.

Note 17 – Fair Value of Financial Instruments, A-53

9. Please revise future filings to disclose if and how often you obtain updated appraisals for impaired loans. Also, we note your disclosure on page A-54 that you apply a discount factor to the value you obtain in an independent appraisal. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Dave Irving, Reviewing Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ David S. Irving

David S. Irving
Reviewing Accountant